Organigram signs supply agreement with the Alberta Gaming, Liquor & Cannabis Commission (AGLC)

With approved supplier status in Alberta, Organigram continues to expand national footprint

MONCTON, NEW BRUNSWICK – (July 5, 2018) ‐ Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana, is pleased to announce that the Company has signed a supply agreement with the Alberta Gaming, Liquor & Cannabis Commission (AGLC) in anticipation of the launch of a legal, adult use recreational cannabis market in the Province of Alberta.

“We are pleased to finalize this agreement with AGLC,” says Greg Engel, Organigram’s Chief Executive Officer. “We applaud the province’s efforts to secure a high‐quality, dependable inventory for their recreational cannabis market and are proud to have been selected as an AGLC partner.”

“The AGLC is committed to providing the Alberta market with access to federally regulated cannabis in a safe and fiscally‐responsible manner, while helping to shrink the illicit market,” says Niaz Nejad, Chief Operating Officer and Vice President, Gaming & Cannabis, AGLC. “We are confident that those we are working with will help us fulfill our responsibilities to Albertans.”

The AGLC supply agreement follows Organigram’s three previously announced provincial arrangements:

  In 2017, Organigram signed an MOU with the Government of New Brunswick (GNB) to supply a minimum of 5 million grams of cannabis a year. The agreement has an estimated retail value of between $40 million to $60 million per year.

  In 2018, the Company also signed and MOU with the Prince Edward Island Liquor Control Commission for the distribution of cannabis to the province’s adult recreational market. That agreement is estimated to have a retail value of between $8 million to $12 million per year.

  Organigram also recently secured a supplier agreement with the province of Manitoba (MBLL), to supply Manitoba private retailers and their consumers.

“As we move towards a legal recreational cannabis market, we know that production capacity and product quality, along with consistency and dependability matter a great deal to the provinces and their customers,” says Tim Emberg, Vice President of Sales and Commercial Operations, Organigram. “Organigram is committed to establishing a national presence and working closely with our provincial partners to ensure that Canadians have a choice in quality cannabis products.”

The Organigram team recently unveiled the Company’s preliminary branding strategy for the adult recreational market in Canada. Organigram’s unprecedented recreational portfolio features brands including The Edison Cannabis Company, ANKR Organics and Trailer Park Buds.

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest‐quality, condition‐specific medical marijuana for patients in Canada. Organigram’s facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

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For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232‐0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645‐1653